UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

SKULLCANDY, INC.

(Name of Subject Company)

SKULLCANDY, INC.

(Names of Person(s) Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

83083J104

(CUSIP Number of Class of Securities)

Patrick Grosso

Vice President, Strategic Initiatives and Corporate Affairs,

Chief Legal Officer and Corporate Secretary

Skullcandy, Inc.

1441 West Ute. Blvd, Suite 250

Park City, Utah 84098

(435) 940-1545

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

with copies to:

Cary K. Hyden

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, California 92626

(714) 540-1235

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 consists of the communications listed below relating to the proposed acquisition of Skullcandy, Inc. (the “Company”) by Powder Merger Sub, Inc. (“Merger Sub”), a directly wholly owned subsidiary of Incipio, LLC (“Incipio”), pursuant to the terms of the Agreement and Plan of Merger (the “Merger Agreement”), dated as of June 23, 2016, by and among Incipio, Merger Sub and the Company, each of which is filed as an exhibit hereto and incorporated herein by reference:

•	Exhibit 99.1 Press Release, dated June 27, 2016, of the Company

•	Exhibit 99.2 Teaser Presentation Slides for Go-Shop Solicitations